Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

1155 René-Lévesque Blvd. West

41st Floor

Montréal, Québec

H3B 3V2

Item 2                                                            Date of Material Change

December 7, 2017.

Item 3                                                            News Release

On December 8, 2017, the Company issued a news release indicating the material change, which was disseminated on the GlobeNewswire news service.

Item 4                                                            Summary of Material Change

On December 8, 2017, the Company announced the departure of its Interim Chief Financial Officer, Jeffrey Whitnell, effective December 7, 2017. The Company is currently reviewing its resource requirements with respect to its finance department and has commenced a search for Mr. Whitnell’s replacement as principal financial officer.

Item 5.1                                                  Full Description of Material Change

On December 8, 2017, the Company announced the departure of its Interim Chief Financial Officer, Jeffrey Whitnell, effective December 7, 2017. The Company is currently reviewing its resource requirements with respect to its finance department and has commenced a search for Mr. Whitnell’s replacement as principal financial officer.

Item 5.2                                                  Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Further information regarding the matter described in this report may be obtained from Michael V. Ward, Chief Executive Officer, at 843-900-3223 or IR@AEZSinc.com.

Item 9                                                            Date of Report

December 11, 2017.